SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28840]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

July 31, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of July, 2009. A copy of each application may be obtained

via the Commission's Web site by searching for the file number, or an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on August 25, 2009, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-4041.

> **Waddell & Reed Advisors Municipal Bond Fund, Inc. [File No. 811-2657]**
> **Waddell & Reed Advisors High Income Fund, Inc. [File No. 811-2907]**
> **Waddell & Reed Advisors Cash Management, Inc. [File No. 811-2922]**
> **Waddell & Reed Advisors Fixed Income Funds, Inc. [File No. 811-3458]**

Waddell & Reed Advisors Municipal High Income Fund, Inc. [File No. 811-4427]
Waddell & Reed Advisors Global Bond Fund, Inc. [File No. 811-4520]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On January 30, 2009, each applicant transferred its assets to Waddell & Reed Advisors Funds, based on net asset value. Expenses of approximately $32,052, $66,879, $109,131, $29,201, $31,474 and $46,466, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Dates: The applications were filed on May 28, 2009, and amended on July 24, 2009.

Applicants' Address: 6300 Lamar Ave., Shawnee Mission, KS 66202-4200.

Putnam High Yield Municipal Trust [File No. 811-5795]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 19, 2008, common shares of applicant were exchanged for common shares of Putnam Managed Municipal Income Trust (the "Surviving Fund"), based on the relative net asset values of each fund. Applicant's preferred shares were exchanged for the preferred shares of the Surviving Fund based on the aggregate liquidation preference of each fund. Expenses of approximately $169,159 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on May 28, 2009 and amended July 20, 2009.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

First Investors Single Payment and Periodic Payment Plans for the Accumulation of Shares of First Investors Global Fund, Inc. [File No. 811-575]
First Investors Single Payment and Periodic Payment Plans II for Investment in First Investors Global Fund, Inc. [File No. 811-1359]
First Investors Single Payment and Periodic Payment Plans for Investment in First Investors Fund for Income, Inc. [File No. 811-1472]

First Investors Single Payment and Periodic Payment Plans I for Investment in First
      Investors Global Fund, Inc. [File No. 811-1984]
First Investors Periodic Payment Plans for Investment in First Investors High
      Yield Fund, Inc. [File No. 811-2564]
First Investors Single Payment and Periodic Payment Plans for Investment in First
      Investors Insured Tax Exempt Fund, Inc. [File No. 811-2691]
First Investors Single Payment and Periodic Payment Plans for Investment in First
      Investors Government Fund, Inc. [File No. 811-4609]

Summary: Each applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On or about February 23, 2009, each applicant made a liquidating distribution to its unitholders, based on net asset value. Expenses of $2,755, $1,174, $3,634, $252, $797, $1,551 and $1,450, respectively, incurred in connection with the liquidations were paid by applicants' sponsor, First Investors Corporation.

Filing Dates: The applications were filed on May 22, 2009 and amended on July 16, 2009.

Applicants' Address: 110 Wall St., New York, NY 10005.

RMR Real Estate Fund [File No. 811-21241]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 17, 2009, applicant transferred its assets to RMR Real Estate Income Fund, based on net asset value. Each holder of applicant's preferred shares received preferred shares of RMR Real Estate Income Fund having an aggregate liquidation preference equal to the aggregate liquidation preference attributable to applicant's preferred shares. Expenses of $1,064,947 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on June 18, 2009.

Applicant's Address: 400 Centre St., Newton, MA 02458.

Church Capital Investment Trust [File No. 811-21753]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 25, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $24,328 incurred in connection with the liquidation were paid by Church Capital Management, LLC, applicant's investment adviser.

Filing Date: The application was filed on July 7, 2009.

Applicant's Address: The PNC Financial Services Group, Two PNC Plaza, 620 Liberty Ave., Pittsburgh, PA 15222.

Seligman Select Municipal Fund, Inc. [File No. 811-5976]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 12, 2009, applicant redeemed all of its outstanding shares of preferred stock. On March 27, 2009, applicant transferred its assets to National Municipal Class, a series of Seligman Municipal Fund Series, Inc., based on net asset value. Expenses of $219,836 incurred in connection with the reorganization were paid by RiverSource Investments, LLC, applicant's investment adviser.

Filing Date: The application was filed on June 10, 2009.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Morgan Stanley Nasdaq-100 Index Fund [File No. 811-10343]
Morgan Stanley Allocator Fund [File No. 811-21248]
Morgan Stanley Institutional Strategies Fund [File No. 811-21899]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On June 27, 2008, each applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $6,636, $4,936 and $2,690, respectively, incurred in connection with the liquidations were paid by Morgan Stanley Investment Advisors Inc., applicants' investment adviser.

Filing Date: The applications were filed on July 6, 2009.

Applicants' Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Fiduciary/Claymore Dynamic Equity Fund [File No. 811-21687]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 29, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $404,609 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on June 29, 2009.

Applicant's Address: 2455 Corporate West Dr., Lisle, IL 60532.

Putnam Tax Smart Funds Trust [File No. 811-9289]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 29, 2008, applicant transferred its assets to Putnam Investors Fund, based on net asset value. Expenses of approximately $66,055 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on June 29, 2009.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Putnam Municipal Bond Fund [File No. 811-7270]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 22, 2008, applicant's preferred shares were exchanged for preferred shares of Putnam Municipal Opportunities Trust based on the aggregate liquidation preference of each fund. On February 25, 2008, applicant transferred its assets to Putnam Municipal Opportunities Trust, based on net asset value. Expenses of approximately $261,103 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on June 29, 2009.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Morgan Stanley American Franchise Fund [File No. 811-21699]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on June 17, 2009.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

RMR Hospitality and Real Estate Fund [File No. 811-21502]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 19, 2009, applicant transferred its assets to RMR Real Estate Income Fund, based on net asset value. Each holder of applicant's preferred shares received preferred shares of RMR Real Estate Income Fund having an aggregate liquidation preference equal to the aggregate liquidation preference attributable to applicant's preferred shares. Expenses of $334,479 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on June 22, 2009.

Applicant's Address: 400 Centre St., Newton, MA 02458.

Claymore/Raymond James SB-1 Equity Fund [File No. 811-21863]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 3, 2008, applicant transferred its assets to Claymore/Raymond James SB-1 Equity ETF, a series of Claymore Exchange-Traded Fund Trust, based on net asset value. Expenses of $390,462 incurred in connection with the reorganization were paid by applicant and Claymore Advisors, LLC, applicant's investment adviser.

Filing Dates: The application was filed on July 2, 2009 and amended on July 10, 2009.

Applicant's Address: 2455 Corporate West Dr., Lisle, IL 60532.

Skyhawk Funds Trust [File No. 811-21957]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 15, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $1,300 incurred in connection with the liquidation were paid by Skyhawk Capital Management, LLC, applicant's investment adviser.

Fling Date: The application was filed on July 15, 2009.

Applicant's Address: 8000 Town Centre Dr., Suite 400, Broadview Heights, OH 44147.

Hatteras Global Private Equity Partners, LLC [File No. 811-22237]
Hatteras Global Private Equity Partners Master Fund, LLC [File No. 811-22256]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on July 15, 2009.

Applicants' Address: 8540 Colonnade Center Dr., Suite 401, Raleigh, NC 27615.

Cash Management Trust of America [File No. 811-2380]
U.S. Treasury Money Fund of America [File No. 811-6235]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On July 10, 2009, each applicant transferred its assets to American Funds Money Market Fund, based on net asset value. Expenses of $1,317,159 and $260,568, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date: The applications were filed on July 13, 2009.

Applicants' Address: 333 South Hope St., Los Angeles, CA 90071.

Morgan Stanley Multi-Asset Class Fund [File No. 811-8283]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 25, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $30,445 incurred in connection with the liquidation were paid by Morgan Stanley Investment Advisors, Inc., applicant's investment adviser.

Filing Date: The application was filed on July 6, 2009.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Old RMR Asia Pacific Real Estate Fund [File No. 811-21856]
RMR Asia Real Estate Fund [File No. 811-22007]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 16, 2009, each applicant transferred its assets to RMR Asia Pacific Real Estate Fund, based on net asset value. Expenses of $76,184 and $196,584, respectively, incurred in connection with the reorganizations were paid by applicants.

Filing Dates: The applications were filed on June 17, 2009.

Applicants' Address: 400 Centre St., Newton, MA 02458.

JNLNY Variable Fund I LLC [File No. 811-9357]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. At a meeting held August 21 and August 22, 2007, Applicant's Board of Managers approved the liquidation and deregistration of Applicant after all of Applicant's assets had previously been distributed pursuant to a merger of each series of Applicant into a series of another fund. Applicant has no remaining shareholders. Applicant's adviser, Jackson National Asset Management, LLC, paid all expenses incurred in connection with the liquidation and deregistration.

Filing Dates: The application was filed on January 22, 2009 and amended on June 23,   2009.

Applicant's Address: JNLNY Variable Fund I LLC, 1 Corporate Way, Lansing, MI 48951.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary